

June 9, 2015

Akhil Johri
Senior Vice President and Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06101

      Re: **United Technologies Corporation**
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed February 5, 2015
               File No. 001-00812

Dear Mr. Johri:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 2

1. Beginning on page three, you discuss the revised arrangements with the Canadian government for the CH-148 helicopters. You disclose that "[r]emaining losses under the Amended Arrangements of approximately $250 million will be recognized as the costs are incurred. These losses will be partially offset by the in-service support aftermarket contract with the expectation of generating positive annual margin beginning in 2018. " Please tell us why you believe it was appropriate to not recognize the portion of the these losses not offset by the in-service support contract in the second quarter of 2014, as it appears these losses were anticipated at that time. Specifically address how your treatment complies with FASB ASC 605-35-25-45 through the first sentence of 25-47.

2. You disclose on page four that under your practices and policies contracts that are comparable to the Amended Arrangements are accounted for utilizing a cost-to-cost percentage of completion method. However, you disclose elsewhere that the extent of progress toward completion on your production-type helicopter contracts is measured using

units of delivery or other contractual milestones. You also disclose elsewhere that you record original equipment product losses, as applicable, at the time of delivery for original equipment and aftermarket arrangements that are combined in the large commercial engine and wheels and brakes business in which each individual sales campaign is profitable. Please explain to us how your accounting treatment for the Amended Arrangements associated with the CH-148 helicopter is consistent with your stated accounting policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief